JPMORGAN TRUST I AND JPMORGAN TRUST II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

January 22, 2021

Elena Stojic

Securities and Exchange Commission

100 F Street,

NE Washington, DC 20549

Re:

JPMorgan Trust I (“JPMT I”); File Nos. 333-103022 and 811-21295 – Post-Effective Amendment No. 631; and JPMorgan Trust II (“JPMT II” and, together with JPMT I, the “Trusts”); File Nos. 2-95973 and 811-04236 – Post-Effective Amendment No. 317

Dear Ms. Stojic:

This letter is in response to the comments you provided on January 8, 2021 in connection with Post-Effective Amendments Nos. 631 and 317 to the registration statement on Form N-1A (the “Registration Statement”) for JPMT I and JPMT II, respectively, filed on November 25, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the JPMorgan Prime Money Market Fund and JPMorgan 100% U.S. Treasury Securities Money Market Fund, each an existing series of JPMT I, and the JPMorgan U.S. Government Money Market Fund and JPMorgan U.S. Treasury Plus Money Market Fund, each an existing series of JPMT II (collectively, the “Funds”). Our responses to your comments are set forth below. We will incorporate the change referenced below into each Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

1.

Comment: The Expense Table for each Fund includes a footnote stating that the “Remainder of Other Expenses” for the Fund is based on estimated amounts for the current fiscal year. Please explain why the “Remainder of Other Expenses” are estimated since each Fund is already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of share class specific expenses included in that line item in the fee table. Because the Empower Shares are new, the amount is estimated based on certain assumptions of what those share class specific expenses will be.

2.

Comment: In accordance with Instruction 3(b) to Item 4(b)(2) of Form N-1A, please disclose that the returns for the share class shown are substantially similar to those that Empower Shares would have received, as the classes are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Response: The disclosure will be modified as requested.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

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